SFBC International, Inc.
11190 Biscayne Boulevard
Miami, Florida 33181

February 2, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler, Assistant Director

Re:	SFBC International, Inc. (the “Registrant”) Registration Statement on Form S-3 (No. 333-120152)

Ladies and Gentlemen:

     On behalf of the Registrant, the undersigned hereby requests that the effective date of the Registrant’s above-referenced Registration Statement on Form S-3 be accelerated so that it becomes effective as of 4:00 p.m. on Friday, February 4, 2005.

     The Registrant acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SFBC International, Inc.
By:	/s/Arnold Hantman
Arnold Hantman,
Chief Executive Officer